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                                                                      EXHIBIT 1

                        ACME-CLEVELAND CORPORATION LOGO

                                  June 5, 1996

Dear Shareholder:

     I am pleased to inform you that Acme-Cleveland Corporation
("Acme-Cleveland") has entered into an Agreement and Plan of Merger with Danaher Corporation ("Danaher") and WEC Acquisition Corp. ("WEC"), a wholly owned subsidiary of Danaher Corporation, pursuant to which WEC will purchase all of the issued and outstanding shares of Acme-Cleveland and the related stock purchase rights not already owned by Danaher for $30 per share in cash.

     The transaction will be completed through an amendment of Danaher's outstanding tender offer to increase the offer price to $30 and to extend the expiration of the tender offer until July 2, 1996, followed by a merger of WEC into Acme-Cleveland in which any shares not acquired by Danaher in the tender offer will be exchanged for the same cash price per share paid in the tender offer. The amended tender offer remains subject to certain conditions, including the acquisition of a majority of Acme-Cleveland shares on a fully diluted basis, including shares owned by Danaher, pursuant to the tender offer, the acquisition of shares pursuant to the offer being approved by Acme-Cleveland's shareholders under the Ohio Control Share Acquisition Act, and certain other conditions. Acme-Cleveland has set July 2, 1996 as the date on which the previously adjourned meeting of Acme-Cleveland's shareholders to vote upon the "control share acquisition" will be reconvened and has set June 13, 1996 as the new record date for such meeting.

     The Board of Directors believes that the increase in the offer from $27 to $30 per share, combined with the negotiated terms of the Merger Agreement, provide significant improvements over the original offer made by Danaher. As a result of these considerations and a number of other factors more fully described in the attached Amendment No. 5 to Acme-Cleveland Corporation's
Schedule 14D-9, the Board of Directors unanimously approved the Agreement and Plan of Merger, the amended offer, and the merger on May 31, 1996. We urge you to consider carefully the attached material in making your decision with respect to tendering your shares.

     I personally, along with the rest of the Board of Directors, thank you for your support during this process. The Board of Directors believes that the Agreement and Plan of Merger and the terms of the amended offer and the merger are fair to and in the best interests of Acme-Cleveland's shareholders and recommends that the shareholders accept the Danaher offer at the increased offer price and tender their shares pursuant to such offer.

                                            Sincerely,

                                            DAVID L. SWIFT SIGNATURE
                                            David L. Swift
                                            Chairman, President and
                                            Chief Executive Officer